                                   [RBZ LOGO]



                                       ROTH BOOKSTEIN & ZASLOW
                                       Certified Public Accountants
                                       A Partnership of Professional Corporation
                                       11755 Wilshire Boulevard, Ninth Floor
                                       Los Angeles, CA 90025-1586
                                       Phone 310/478-4148
                                       Fax 310/312-0358




                         INDEPENDENT AUDITORS' REPORT




To the Board of Directors
VISUAL SOFTWARE
Woodland Hills, California


We have audited the accompanying consolidated balance sheets of Visual Software and subsidiaries as of June 30, 1994 and 1995, and the related consolidated statements of operations, changes in stockholders' equity (deficiency) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Visual Software Exports Limited ("VSEL"), a wholly owned foreign subsidiary, and its wholly owned subsidiary, Visual Software U.K. Sales Limited ("VS U.K."). The separate statements of VSEL reflect total assets of $155,827 and $927,913 as of June 30, 1994 and 1995, respectively, and total revenues of $124,917 from September 1993 (inception) to June 30, 1994, and $387,347 for the year ended June 30, 1995. The separate statements of VS U.K. reflect total assets of $222,880 as of June 30, 1995, and total revenues of $237,030 from October 1994 (inception) to June 30, 1995. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for VSEL and its subsidiary, VS U.K., is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Visual Software and subsidiaries as of June 30, 1994 and 1995, and the consolidated results of their operations, changes in stockholders' equity (deficiency) and their cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the consolidated financial statements and as described in Note 2, the Company incurred a net loss of $952,169 and $1,083,843 for the years ended June 30, 1994 and 1995, respectively, had an accumulate deficit of $2,615,007 and $3,698,850, and a negative working capital of $1,201,052 and $697,063 as of June 30, 1994 and 1995, respectively. Subsequent to year end, the Company signed an agreement to merge with a publicly traded company in a business combination to be accounted as a pooling of interests. Unless this merger is consummated, the conditions referred to above raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                     /s/ ROTH BOOKSTEIN & ZASLOW



March 18, 1996

                       VISUAL SOFTWARE AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                            JUNE 30, 1994 AND 1995


                                           ASSETS

                                                           1994           1995
                                                       ------------   ------------
Current Assets
 Cash                                                  $    49,180    $    148,616
 Accounts receivable, net of allowance for
   returns and doubtful accounts of $0 in 1994 and
   $50,685 in 1995                                          28,258         446,562
 Note receivable                                            30,642          22,380
 Other receivables                                            -             49,530
 Inventory                                                  28,917         103,833
 Prepaid expenses and other current assets                  26,657          81,716
                                                       -----------    ------------
         Total current assets                              163,654         852,637
                                                       -----------    ------------


 Property and Equipment
      Furniture and fixtures                                28,917          67,807
      Computers                                            258,884         419,687
      Leasehold improvements                                  -              1,091
                                                       -----------    ------------

                                                           287,801         488,585
      Less accumulated depreciation and amortization      (142,066)       (231,972)
                                                       -----------    ------------

                                                           145,735         256,613
                                                       -----------    ------------

 Other Assets
      Capitalized software development costs, net of
          accumulated amortization of $126,705 in 1994
          and $423,612 in 1995 - Note 3                     81,672         142,606
      Other                                                  2,703          20,059
                                                       -----------    ------------

                                                            84,375         162,665
                                                       -----------    ------------


         Total assets                                  $   393,764    $  1,271,915
                                                       ===========    ============


            LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

                                                            1994          1995
                                                       ------------   ------------
  Current Liabilities
     Note payable, bank - Note 5                       $       -      $    700,000
     Note payable and equipment lease - Note 7              243,108           -
     Accounts payable                                       237,462        672,928
     Accrued expenses                                        41,136         86,397
     Due to directors                                          -            17,050
     Due to stockholders - Note  4                          843,000         73,325
                                                       ------------   ------------

            Total current liabilities                     1,364,706      1,549,700
                                                       ------------   ------------

  Minority interest in VSEL                                  11,348           -
                                                       ------------   ------------

  Commitments - Notes 2 , 6, and 9


  Stockholders' Equity (Deficiency)
     Common stock, no par value, 1,000,000 shares
       authorized, 2,550 in 1994 and 5,429 in 1995
       shares issued and outstanding - Note 10            1,632,717      3,421,065

     Accumulated deficit                                 (2,615,007)    (3,698,850)
                                                       ------------   ------------

            Total stockholders' equity (deficiency)        (982,290)      (277,785)
                                                       ------------   ------------

  Total liabilities and stockholders'
              equity (deficiency)                      $    393,764   $  1,271,915
                                                       ============   ============



         See accompanying notes to consolidated financial statements.

                        VISUAL SOFTWARE AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                   FOR THE YEARS ENDED JUNE 30, 1994 AND 1995



                                                                      1994               1995
                                                                 ---------------    ---------------
Net sales - Note 6                                               $       773,115    $     3,901,448

Cost of goods sold                                                       229,557          1,049,505
                                                                 ---------------    ---------------

Gross profit                                                             543,558          2,851,943
                                                                 ---------------    ---------------

Operating expenses
    Selling                                                              226,433            896,022
    Marketing                                                            237,624          1,661,822
    Research and development                                             505,400            764,376
    General and administrative                                           508,098            609,285
                                                                 ---------------    ---------------
                                                                       1,477,555          3,931,505
                                                                 ---------------    ---------------

              Loss from operations                                      (933,997)        (1,079,562)
                                                                 ---------------    ---------------

Other credits and (charges)
    Gain from remeasurement                                                    -             21,165
    Interest expense                                                     (10,297)           (17,134)
    Miscellaneous expense                                                   (727)            (9,179)
                                                                 ---------------    ---------------

                                                                         (11,024)            (5,148)
                                                                 ---------------    ---------------

Loss before provision for income taxes and minority interest            (945,021)        (1,084,710)

Provision for income taxes - all current - Note 8                            800                800
                                                                 ---------------    ---------------

Net loss before minority interest                                       (945,821)        (1,085,510)


Minority interest in net (income) loss of subsidiary                      (6,348)             1,667
                                                                 ---------------    ---------------

Net loss                                                         $      (952,169)   $    (1,083,843)
                                                                 ===============    ===============





          See accompanying notes to consolidated financial statements.

                        VISUAL SOFTWARE AND SUBSIDIARIES

    CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)

                   FOR THE YEARS ENDED JUNE 30, 1994 AND 1995


                                         Common Stock                                              Total
                                            Shares                                              Stockholders'
                                   -------------------------                   Accumulated         Equity
                                     To Be Issued   Issued       Amount           Deficit       (Deficiency)
                                   ---------------  --------  -------------   ---------------  ---------------
Balance, June 30, 1993                      241        2,001  $   1,405,997   $  (1,662,838)   $     (256,841)

Issuance of common stock                      -          549        226,720              -            226,720

Net loss                                      -            -              -        (952,169)         (952,169)
                                       --------     --------  -------------   -------------    --------------

Balance, June 30, 1994                      241        2,550      1,632,717      (2,615,007)         (982,290)

Issuance of common stock                   (241)       2,879      1,788,348               -         1,788,348

Net loss                                      -            -              -      (1,083,843)       (1,083,843)
                                       --------     --------  -------------   -------------    --------------

Balance, June 30, 1995                        -        5,429  $   3,421,065   $  (3,698,850)   $     (277,785)
                                       ========     ========  =============   =============    ==============





         See accompanying notes to consolidated financial statements.

                        VISUAL SOFTWARE AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                   FOR THE YEARS ENDED JUNE 30, 1994 AND 1995




                                                                                        1994               1995
                                                                                   ---------------    ---------------
Cash flows from operating activities
   Net loss                                                                        $      (952,169)   $    (1,083,843)
   Adjustments to reconcile net loss to net cash used in operating activities:
      Depreciation and amortization                                                         56,534             89,906
      Amortization of capitalized software development costs                               193,776            296,907
      Capitalized software development costs                                               (74,769)          (357,841)
      Exchange of software license in settlement of note payable and
         equipment lease                                                                         -           (146,108)
      Provision for returns and doubtful accounts                                                -             50,685
      Minority interest in net (income) loss of subsidiaries                                 6,348             (1,667)
      Performance Compensation                                                                   -             86,000
   Change in assets and liabilities net of effects from the purchase of the assets of VSEL
      (Increase) decrease in operating assets:
          Accounts receivable                                                                8,559           (468,989)
          Note receivable                                                                    7,620              8,262
          Other receivables                                                                  9,065            (47,863)
          Inventory                                                                        (28,917)           (74,916)
          Prepaid expenses and other current assets                                        (26,657)           (55,059)
      Increase (decrease) in operating liabilities:
          Accounts payable                                                                  53,650            435,466
          Accrued expenses                                                                 (30,080)            44,925
                                                                                   ----------------   ---------------

              Net cash used in operating activities                                       (777,040)       (1,224,135)
                                                                                   ----------------   ---------------

Cash flows from investing activities
      Purchase of fixed assets                                                            (111,268)          (200,784)
      Other assets                                                                          (2,703)           (17,356)
                                                                                   ----------------   ----------------

              Net cash used in investing activities                                       (113,971)          (218,140)
                                                                                   ----------------   ----------------

Cash flows from financing activities
      Decrease in bank overdraft                                                            (3,895)                 -
      Payments on note payable and equipment lease                                         (16,000)           (97,000)
      Proceeds from note payable, bank                                                           -            700,000
      Increase in due to directors                                                               -             17,050
      Increase in due to stockholders                                                      831,000            921,325
      Decrease in due to officers/stockholders                                             (92,920)                 -
      Minority interest in VSEL                                                              5,000                  -
      Issuance of common stock                                                             217,006                  -
                                                                                   ---------------    ---------------

              Net cash provided by financing activities                                    940,191         1,541,375
                                                                                   ---------------    --------------

Effect of exchange rates on cash                                                                 -                336
                                                                                   ---------------    ---------------

Net increase in cash                                                                        49,180             99,436
Cash, beginning of year                                                                          -             49,180
                                                                                   ---------------    ---------------

Cash, end of year                                                                  $        49,180    $       148,616
                                                                                   ===============    ===============

          See accompanying notes to consolidated financial statements.

                        VISUAL SOFTWARE AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                            SUPPLEMENTAL INFORMATION

                   FOR THE YEARS ENDED JUNE 30, 1994 AND 1995




                                                                                        1994               1995
                                                                                   ---------------    ---------------
Cash paid during the year for:
   Interest                                                                        $        10,297    $        17,134
                                                                                   ===============    ===============

   Taxes                                                                           $           800    $         1,600
                                                                                   ===============    ===============


Non-cash investing and financing activities:
   Cancellation of debt in exchange for common stock                               $             -    $     1,581,000
   Conversion of debt to paid-in capital of VSEL                                                 -            110,000
                                                                                   ---------------    ---------------
   Purchase of software in exchange for common stock                                         9,714                  -
                                                                                   ---------------    ---------------
                                                                                   $         9,714    $     1,691,000
                                                                                   ===============    ===============

   Acquisition of assets of VSEL:

      Due from Visual Software                                                     $             -    $       120,647
      Cash                                                                                       -             13,993
      Accounts receivable                                                                        -             10,463
      Property and equipment, net                                                                -              5,647
      Prepaid expenses                                                                           -              4,837
      Inventory                                                                                  -                240
      Note payable, bank                                                                         -           (100,000)
      Accrued expenses                                                                           -            (44,479)
                                                                                   ---------------    ---------------

      Issuance of common stock in exchange for purchase of VSEL                    $             -    $        11,348
                                                                                   ===============    ===============


          See accompanying notes to consolidated financial statements.

                        VISUAL SOFTWARE AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED JUNE 30, 1994 AND 1995




NOTE 1 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              Business Description

              Visual Software is a California corporation engaged in the design and marketing of software products in which the user is able to render picture-perfect computer images of non-existent objects for use in advertising, architecture or other design industries.

              Principles of Consolidation

              The consolidated financial statements include the accounts of Visual Software and subsidiaries (collectively the "Company"):

                                               Place of      Percent of Stock          Principal Business
Name of Company                             Incorporation     Ownership                    Activity
- ---------------                             --------------  -----------------  ------------------------------
Visual Software Exports Limited (VSEL)         Guernsey             100        Computer software distribution
Visual Worlds Development, Inc. (VWD)         Oregon, USA           75         Computer software development
Visual Software U.K. Sales Limited                            a wholly-owned
(VS U.K.)                                   Great Britain   subsidiary of VSEL Computer software distribution

              VWD was incorporated in January 1995. The remaining 25 percent stock of VWD is owned by the employees of VWD. Minority interest in the consolidated subsidiary represents the minority stockholders' proportionate share of the equity of VWD. All significant intercompany accounts and transactions have been eliminated in consolidation.

              Cash Equivalents

              The Company considers financial instruments with original maturities of less than 90 days to be cash equivalents for purposes of the consolidated statements of cash flows.

              Revenue Recognition

              Revenue is recognized upon the shipment of merchandise.

              Advertising Costs

              The Company offers distributors and retailers incentives, approximately up to 10 percent of invoice, to promote the Company's products. These incentives are paid as a credit against outstanding invoices and are included in marketing expense during the period in which revenue is recognized.

              Inventory Costs

              The costs incurred for duplicating the computer software, documentation and training materials from the product masters and for physically packaging the product for distribution are capitalized as inventory. Inventory is stated at the lower of cost or market on a first-in, first-out basis.

                        VISUAL SOFTWARE AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED JUNE 30, 1994 AND 1995




NOTE 1 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              Property and Equipment

              Property and equipment is recorded at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets (5-7 years).

              Expenditures for maintenance and repairs are charged to operations as incurred, while renewal and betterments are capitalized.

              Software Development Costs

              Accounting policies regarding the capitalization and amortization of software development costs are described in Note 3.

              Income Taxes

              Deferred taxes are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The principal item resulting in the difference is the capitalization and amortization of computer software development costs.

              Deferred tax assets and/or liabilities are classified as current and noncurrent based on the classification of the related asset or liability for financial reporting purposes, or based on the expected reversal date for deferred taxes that are not related to an asset or liability.

              Foreign Currency Translation

              The financial statements of VSEL and VS U.K. have been translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation." The assets and liabilities denominated in United Kingdom pounds were translated into U. S. dollars at the current rate of exchange which existed at year end. Income and expense items were translated at the average exchange rate for the year. The resulting translation adjustment was included in the results from operations.

NOTE 2 -      UNCERTAINTY

              The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the consolidated financial statements, the Company incurred a net loss of $952,169 and $1,083,843 for the years ended June 30, 1994 and 1995, respectively, had an accumulated deficit of $2,615,007 and $3,698,850, and a negative working capital of $1,201,052 and $697,063 as of June 30, 1994 and 1995, respectively. Subsequent to year end, the Company signed an agreement to merge with a publicly traded company in a business combination to be accounted as a pooling of interests. Unless this merger is consummated, the conditions referred to above raise substantial doubt about the Company's ability to continue as a

                        VISUAL SOFTWARE AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED JUNE 30, 1994 AND 1995




NOTE 2 -      UNCERTAINTY (Continued)

              going concern. The consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty.

NOTE 3 -      CAPITALIZED SOFTWARE COSTS

              The Company capitalized costs incurred for the development of its computer software in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Capitalization of computer software development costs begins upon the establishment of technological feasibility. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized computer software development costs require considerable judgment by management with respect to certain external factors including, but not limited to, technological feasibility and obsolescence, anticipated future gross revenues, estimated economic life, changes in software and hardware technology, and patent and trademark law and litigation.

              Amortization of capitalized computer software development costs is provided for on a product-by-product basis at the greater of the amount computed using a ratio of current gross revenues for a product to the total of current and anticipated future gross revenues or the straight-line method over the remaining estimated economic life of the product. An original estimated economic life of 24 months is assigned to capitalized computer software development costs.

NOTE 4 -      DUE TO STOCKHOLDERS

              As of June 30, 1994, $743,000 of the amounts due to stockholders are non-interest bearing, unsecured and convertible to common stock. These debts were cancelled and exchanged for common stock during the year ended June 30, 1995. The remaining $100,000 represents a loan to VSEL that was forgiven and converted to paid-in-capital during the year ended June 30, 1995.

              As of June 30, 1995, $23,325 of the amounts due to stockholders is non-interest bearing, unsecured and payable on demand. The remaining $50,000 is unsecured and bears interest at 7.01 percent per annum.

NOTE 5 -      NOTE PAYABLE - BANK

              VSEL maintains a $1,000,000 line of credit with a bank in Guernsey. The line of credit is secured by a stockholder's cash deposit for the same amount and guaranteed by the stockholder. Interest is charged at a rate of 1 percent per annum over the interest rate applied to the cash deposit (5.95 percent at June 30, 1995). The commitment had an initial term of six months, through October 1995, and has been extended for another six months through April 1996. The Company had $700,000 outstanding under the line of credit at June 30, 1995. The bank also guaranteed the Company's inventory supply agreement in the amount of $64,700 at June 30, 1995.

                        VISUAL SOFTWARE AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED JUNE 30, 1994 AND 1995




NOTE 6 -      NET SALES AND COMMISSIONS

              The Company entered into an exclusive sales representative agreement covering certain retailers and distributors at a 5 percent commission rate of the net invoice price, as defined. The agreement commenced on August 29, 1994 and is automatically renewable yearly thereafter.

              The Company also entered into a one year non-exclusive distribution agreement in the United States and Canada at a rate of 3 percent of invoice commencing March 23, 1995 and automatically renewable yearly thereafter. For the year ended June 30, 1995, sales to this distributor accounted for 43 percent of net sales or $1,691,300. Amounts due from this distributor included in accounts receivable at June 30, 1995 was $409,000. For the year ended June 30, 1994, sales from one product accounted for 67 percent of net sales or approximately $519,000. For the year ended June 30, 1995, sales from two products accounted for 48 percent and 40 percent of net sales or approximately $1,858,600 and $1,561,700, respectively.

NOTE 7 -      NOTE PAYABLE AND EQUIPMENT LEASE

              In May 1991, the Company entered into an agreement to purchase software and software packages, to use certain licensed programs, and to accept the assignment of development agreements for concurrent and installment payments totaling $426,000 and to pay royalties with respect to licensed programs, as defined. The Company also leased certain equipment for an aggregate lease price of $180,122 payable in thirty six months from the same company. The Company made certain payments but was in default in its payment of principal and interest with a balance of $243,108 as of June 30, 1994. In September 1994, the Company entered into an agreement to discharge its indebtedness by paying $50,000, making five equal monthly payments of $9,400 beginning December 1994, and by granting certain marketing license and limited license to use certain source code valued at $146,108.

NOTE 8-       INCOME TAXES

              The Company has unused Federal and California net operating losses available for carryforward to offset future taxable income and tax liabilities for income tax reporting purposes which expire as follows:

         Years Ending June 30,                        Net Operating Loss
         ---------------------                  Federal             California
                                           ----------------       ---------------
                    2006                   $      1,170,858       $       584,629
                    2007                            535,835               267,518
                    2008                            740,568               369,884
                    2009                            961,971               444,141
                                           ----------------       ---------------

                                           $      3,409,232       $     1,666,172
                                           ================       ===============

                        VISUAL SOFTWARE AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED JUNE 30, 1994 AND 1995




NOTE 8 -      INCOME TAXES (Continued)

              No tax benefit has been recorded due to the uncertainty of realization of the benefits.

NOTE 9 -      COMMITMENTS

              Lease Commitments

              The Company leases certain office facilities and equipment pursuant to operating lease agreements expiring on various dates through March 1997. In addition to lease payments for office facilities, the Company is also responsible for payment of insurance, property taxes and operating costs. Lease expense for the years ended June 30, 1994 and 1995 was $163,784 and $175,920, respectively.

              The minimum rental payments for the remaining years are as follows:

             Years Ending June 30,                               Total
             ---------------------                         -----------------
                      1996                                 $         168,449
                      1997                                           113,183
                                                           -----------------

                                                           $         281,632
                                                           =================

              Royalty Agreement

              On June 25, 1991, the Company signed a licensing agreement with Black Cat Graphics, ("Black Cat"), an Ohio corporation, for the exclusive right to market certain 3-D rendering software application developed by Black Cat. Commencing March 1996, the fourth anniversary of the first date on which software containing Black Cat's application was commercially distributed, the Company will be required to pay Black Cat a minimum royalty of $100,000 per six months or the agreement can be terminated by Black Cat. The Company has the option of paying Black Cat the difference between the minimum royalty and earned royalties. For the year ended June 30, 1995, the Company paid $38,233 in royalties to Black Cat. On February 14, 1996, the Company purchased the software application for $59,777.


NOTE 10 -     SUBSEQUENT EVENTS

              Articles of Incorporation and Stock Split

              On December 29, 1995, the Company amended and restated its articles of incorporation. The name of the Company was changed to Visual Software, Inc. The number of shares of common stock authorized to be issued was increased to 5,000,000 shares and a new class of preferred stock was authorized to be issued for 3,000,000 shares, both of which are without par value. Upon amendment,





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                        VISUAL SOFTWARE AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED JUNE 30, 1994 AND 1995




NOTE 10 -     SUBSEQUENT EVENTS (Continued)

              Articles of Incorporation and Stock Split (Continued)

              each outstanding share of common stock was converted into 400 shares of common stock. The consolidated financial statements have not been adjusted to reflect these changes.

              Employee Benefit Plan

              On September 1, 1995, the Company adopted a qualified Internal Revenue Code Section 401(k) plan (the "Plan") for eligible employees, which allows these employees to make annual contributions of up to 12 percent of their annual compensation. Each year the Company may make a discretionary contribution to the Plan.

              Merger Negotiations

              Subsequent to year end, the Company signed an agreement to merge with a publicly traded company in a business combination to be accounted as a pooling of interests.

              Stock Incentive Plan

              In 1995, the Board of Directors awarded to certain employees non-qualified options to purchase 241,000 post-split shares of common stock at an exercise price of $1 per share.





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